Filing under Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
of the Securities Exchange Act of 1934
Filing by: First Niagara Financial Group, Inc.
Subject Company: NewAlliance Bancshares, Inc.
SEC File No. of NewAlliance Bancshares, Inc.: 001-32007

Human Resources Q & A
Since the merger was announced, we know you have many questions regarding employment, benefits and other HR topics and we are committed to communicating updates and other information in a timely manner. But for starters, here are some initial answers to questions that might be on your mind.
Q.	When will NewAlliance be merged with First Niagara?

A.	We expect the close date to be early in the second quarter of 2011 subject to the receipt of shareholder and regulatory approval.

Q.	When will I know if I will have continued employment with First Niagara?

A.	Over the coming months we will be working together to finalize corporate structure and staffing needs as a result of this new partnership and we are committed to communicating this information as soon as possible, subject to the status of regulatory review. In addition, we will work to identify alternative employment opportunities with First Niagara for employees who may be affected by staffing redundancies.

Q.	If I am offered a position with First Niagara, will I receive credit for my years of service with NewAlliance?

A.	First Niagara will provide employees with service credit for employment with NewAlliance as of the effective time of the merger for purposes of eligibility and participation under most First Niagara benefit and compensation plans in which covered employees are eligible to participate. Prior service is not recognized for eligibility or vesting the First Niagara Employee Stock Ownership Plan.

Q.	What is the severance package available to NewAlliance employees?

A.	Generally, all full-time employees other than those with employment agreements or change of control agreements are eligible to participate in the NewAlliance Bank Severance Plan.

For further information regarding the NewAlliance Bank Severance Plan, please refer to the Plan document located under Plan Summaries in the Benefits section of the Human Resources Website at www.newalliancehr.com.

Q.	Will outplacement services be provided to employees who are not continuing employment with First Niagara?

A.	Yes, outplacement services will be offered to those employees receiving severance. Outplacement services are designed to assist employees in making a smooth transition to another career opportunity. Preparing for the transition will include such topics as resume writing, researching the employment market, interviewing and negotiating salaries.

Q.	What will happen with my participation in the NewAlliance 401(k) Plan?

A.	While final decisions have not been made yet regarding the NewAlliance 401(k) Plan, you may continue to make contributions to the NewAlliance 401(k) Plan up until the merger closing date. Subsequently, participant balances will either transfer directly into the First Niagara Plan, or the Plan will be terminated prior to the merger closing date and employees will be able to make certain decisions regarding their NewAlliance 401(k) Plan account balances.

We will provide a separate 401(k) Plan Q & A when additional details become available.

Q.	When am I eligible to participate in the First Niagara 401(k) plan?

A.	If you are 21 years of age and have at least three (3) months of service with NewAlliance, you will be eligible to participate on the 1st day of employment with First Niagara (the merger closing date); otherwise you become eligible the first of the month following three (3) months of service from your date of hire with NewAlliance (as long as you are 21 years of age).

Q.	What will happen to the NewAlliance Employee Stock Ownership Plan (ESOP)?

A.	The NewAlliance ESOP will be terminated as a result of the merger, and all participants and beneficiaries will become fully vested. Normal allocations will be made to participant accounts for the 2010 plan year and the short plan year in 2011 (on a pro rata basis). All remaining unallocated shares held as collateral pursuant to the ESOP will be used to repay the ESOP loan outstanding as of the closing date. Following the repayment of the ESOP loan, it is not expected that there will be remaining unallocated shares available for distribution to NewAlliance ESOP participants.

An application to terminate the ESOP must be filed with the IRS and approved before any distributions can be made, which may take approximately 12 to 18 months. Following receipt of IRS approval, you may elect to either (1) take a direct distribution of your ESOP account balance and be taxed on such amount in the year of distribution, (2) transfer your account balance on a tax-deferred basis to a qualified retirement plan or a non-Roth individual retirement account, or (3) transfer your ESOP account balance to a Roth individual retirement account and be taxed on such amount in the year the transfer occurs.

We will provide a separate ESOP Q & A when additional details become available.

Q.	Will I be eligible to participate in the First Niagara ESOP?

A.	You will be automatically enrolled in the First Niagara ESOP after you have completed one year of service with First Niagara in which you work at least 1,000 hours and are at least 21 years of age.

Annually, First Niagara will make a contribution of shares of First Niagara common stock to your First Niagara ESOP account based on your compensation each year you meet the eligibility requirements.

Q.	What will happen to the NewAlliance Pension Plan?

A.	Currently, only certain employees hired or rehired prior to January 1, 2008, are accruing benefits under the Retirement Plan. (Please refer to the Summary Plan Description located under Plan Summaries in the Benefits section of the Human Resources Website at www.newalliancehr.com for further details regarding current eligibility for the Retirement Plan.) At First Niagara, no employees are accruing benefits under a defined benefit retirement plan, because the First Niagara Retirement Plan was frozen in 2002.

In order to help make the benefits packages of the merged companies more consistent with one another, NewAlliance will amend its Retirement Plan to freeze all future benefit accruals immediately prior to the merger closing date. This means that participants actively employed on the closing date will have their accrued benefits at retirement determined using their Average Final Compensation and Years of Benefit Service as of the closing date. All benefits earned through that date are protected and will not be affected.

It is anticipated that benefit statements reflecting the frozen accrued benefit will be provided to all Plan participants within six months of the merger closing date.

If you continue employment after the merger closing date, your employment service with First Niagara will be recognized for purposes of vesting and eligibility for early retirement provisions. In general, while actively employed by First Niagara, you will not be eligible to receive a distribution from the NewAlliance Retirement Plan. Your funds will remain in the Plan until retirement age or separation from service.

Because the First Niagara Retirement Plan was frozen in 2002, NewAlliance employees will not be eligible to participate in the First Niagara Retirement Plan.

We will provide a separate Q & A regarding the NewAlliance Retirement Plan when additional details become available.

Q.	How will my NewAlliance medical benefits be affected?

A.	As you may know, Health Net will no longer be able to provide coverage to NewAlliance employees beginning in 2011. We are in the process of selecting a new health insurance carrier for 2011 and will provide you with plan details prior to the 2011 Open Enrollment period.

After completion of the merger, under its medical plan, First Niagara will waive any eligibility waiting periods, pre-existing condition limitations, and physical examination requirements (to the extent that such waiting period, limitation or requirement would have been waived or satisfied under a corresponding NewAlliance benefit plan).

In addition, First Niagara will give credit for any deductibles and out-of-pocket expenses paid for purposes of satisfying any applicable deductibles and out-of-pocket maximums (supporting documentation will be required).

Additional information regarding the transition from NewAlliance to First Niagara benefit programs will be provided when it becomes available.

Q.	What types of benefits does First Niagara offer?

A.	First Niagara offers competitive benefits that are comparable to those currently offered through NewAlliance, including medical, dental, flexible spending accounts, life and AD&D insurance, short- and long-term disability, 401(k) and ESOP. You may elect to cover yourself, your legally married spouse, your same sex or opposite sex domestic partner as well as eligible dependent children. Domestic partners and children of domestic partnerships are eligible to participate in medical, dental and life insurance.

Additional details regarding First Niagara’s benefit programs will be provided in a future HR Q & A.

Q.	Does First Niagara offer medical benefits to part-time employees?

A.	Yes. First Niagara contributes to the cost of medical benefits for all regular full-time and part-time employees who work 20 or more hours per week.

Q.	What training will I receive from First Niagara?

A.	Training plans are currently being developed, and will include a First Niagara Orientation program, online modules, classroom sessions and additional learning activities specifically tailored to each job function. Additional training information will be provided in the coming months.

Q.	How and when will I hear more?

A.	We plan to provide additional HR-related information in the coming weeks and months through Q & A and other formats. For example, in early 2011 employees will have an opportunity to participate in a Benefits Session to learn more. As other information becomes available, we are committed to communicating it to you in a timely manner.

In the mean time, remember to check Sharepoint regularly for news and updates.

If you have a question for First Niagara’s Human Resources Department, please let us know at AskHR@fnfg.com. Rather than providing individual responses, we will answer your question through future communications that will be posted on Sharepoint.

Please also keep in mind that specific questions regarding NewAlliance benefits and policies should continue to be directed to the NewAlliance Human Resources Department at HR@newalliancebank.com.
The descriptions of benefits contained in this document are only summaries. The actual plan documents control the eligibility and all terms, conditions, provisions and limitations of these benefits.

In connection with the proposed merger, First Niagara Financial Group, Inc. (“FNFG”) has filed with the SEC a Registration Statement on Form S-4 that includes a Proxy Statement of NewAlliance Bancshares, Inc. (“NewAlliance”) and a Proxy Statement/Prospectus of FNFG, as well as other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be mailed to stockholders of NewAlliance and a definitive Proxy Statement will be mailed to stockholders of FNFG after the Registration Statement is declared effective. The Registration Statement has not yet become effective. Stockholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the definitive Proxy Statement/Prospectus, as well as other filings containing information about FNFG and NewAlliance at the SEC’s Internet site (http://www.sec.gov). You may also obtain these documents, free of charge, from FNFG at www.fnfg.com under the tab “Investor Relations” and then under the heading “Documents” or from NewAlliance by accessing NewAlliance’s website at www.newalliancebank.com under the tab “Investors” and then under the heading “SEC Filings.”
FNFG and NewAlliance and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NewAlliance in connection with the proposed merger. Information about the directors and executive officers of FNFG is set forth in the proxy statement for FNFG’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 19, 2010. Information about the directors and executive officers of NewAlliance is set forth in the proxy statement for NewAlliance’s 2010 annual meeting of stockholders, as filed with the SEC on a Schedule 14A on March 11, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. You may obtain free copies of this document as described in the preceding paragraph.
Forward-Looking Statements
Certain statements contained in this release that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified as such. In addition, certain statements may be contained in our future filings with the Securities and Exchange Commission, in press releases, and in oral and written statements made by us or with our approval that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, expenses, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statements of our plans, objectives and expectations or those of our management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; and (iv) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “continue,” “remain,” “will,” “should,” “may” and other similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: local, regional, national and international economic conditions and the impact they may have on us and our customers and our assessment of that impact, changes in the level of non-performing assets and charge-offs; changes in estimates of future reserve requirements based upon the periodic review thereof under relevant regulatory and accounting requirements; the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve Board; inflation, interest rate, securities market and monetary fluctuations; political instability; acts of war or terrorism; the timely development and acceptance of new products and services and perceived overall value of these products and services by users; changes in consumer spending, borrowings and savings habits; changes in the financial performance and/or condition of our borrowers; technological changes; acquisitions and integration of acquired businesses; the ability to increase market share and control expenses; changes in the competitive environment among financial holding companies and other financial service providers; the quality and composition of our loan or investment portfolio; the effect of changes in laws and regulations (including laws and regulations concerning taxes, banking, securities and insurance) with which we and our subsidiaries must comply; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board and other accounting standard setters; changes in our organization, compensation and benefit plans; the costs and effects of legal and regulatory developments, including the resolution of legal proceedings or regulatory or other governmental inquiries and the results of regulatory examinations or reviews; greater than expected costs or difficulties related to the opening of new branch offices or the integration of new products and lines of business, or both; and/or our success at managing the risk involved in the foregoing items.
Forward-looking statements speak only as of the date on which such statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events.